July 16, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: John Stickel and Susan Block

Re:	AtlasClear Holdings, Inc. Amendment No. 1 to Registration Statement of Form S-1 Filed June 14, 2024 File No. 333-279390

Dear Mr. Stickle and Ms. Block:

On behalf of AtlasClear Holdings, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 28, 2024 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1, filed by the Company on June 14, 2024.

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Form S-1 filed June 14, 2024

Cover Page

1.

We note your responses to our prior comments 1 and 2. We note your added disclosure that some of the shares are not currently outstanding, and that some shares may become issuable at a price per share to be determined as described herein. Please clarify the price per share to be determined, and revise to include the price per share that each selling shareholder paid, or will pay, for the shares being registered for resale, or advise. Please provide us an analysis explaining how the to be issued shares are considered outstanding, or explain to us how those underlying transactions are considered complete.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the cover page of Amendment No. 2 to the Registration Statement to clarify the method by which the price per share will be calculated for shares of Common Stock that may become issuable to each of the Wilson-Davis Sellers and Carriage. The price per share of Common Stock issued, and the method by which the price per share will be calculated for shares of Common Stock that may become issuable, to other Selling Stockholders, as applicable, are also disclosed on the cover page of Amendment No. 2 to the Registration Statement.

With respect to shares to be issued as payment for services that have already been rendered (for example, in the case of shares of Common Stock issued to Carriage, JonesTrading, Interest Solutions, Winston & Strawn and Lead Nectar), the shares of Common Stock are considered to have been earned once the service was completed. In each such case, there is a payable on the Company’s balance sheet reflecting the obligation to pay.

With respect to shares to be issued as interest payments, where such interest may be payable in cash or shares of Common Stock (for example, in the case of shares that may be issuable to the Wilson-Davis Sellers, Chardan, JonesTrading and Interest Solutions), the obligation to pay is accrued as the interest is incurred. If interest payments are made in shares of Common Stock, once the shares of Common Stock are issued, they will then be considered issued and outstanding. Until the shares of Common Stock are issued, they are not considered outstanding, however, they are considered dilutive as there is a commitment to issue such shares of Common Stock.

With respect to shares to be issued pursuant to certain definitive agreements the Company has entered into (for example, in the case of shares that may be issuable to Funicular and Pacsquare), the Company has an obligation to issue the shares of Common Stock in accordance with the terms of the respective agreements. The shares of Common Stock that are being registered for Funicular are based on past as well as potential future events that may occur, should Funicular decide to convert the Funicular Note and interest payments into shares of Common Stock. The portion of the shares that relate to what Funicular could convert as of the date hereof is included in the Company’s fully diluted share calculation. The shares of Common Stock that are being registered for Pacsquare are shares that Pacsquare has agreed to accept as payment for intellectual property it has sold to the Company. The Company has recorded a liability for the intellectual property that was purchased and intends to settle that liability with shares of Common Stock. As the shares of Common Stock have not yet been issued, these shares are not included in either outstanding or diluted share calculations.

With respect to shares to be issued to Tau pursuant to the ELOC term sheet, the obligation to issue shares of Common Stock will arise upon the parties' entry into a definitive agreement. As the funding has not yet been received, these shares are not included in either the Company’s outstanding or diluted share calculations.

Future resales of our Common Stock could cause the market price for our Common Stock to decline significantly, page 43

2.	We note your response to prior to comment 7. To further illustrate the risk, disclose the purchase price or range of purchase prices of the securities being registered for resale. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors may have an incentive to sell if they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the disclosure on the cover page and on page 45 of Amendment No. 2 to the Registration Statement has been revised.

Plan of Distribution, page 113

3.

We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to its plan of distribution that would require a post-effective amendment.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Robert McBey – Chief Executive Officer